FOR IMMEDIATE RELEASE	June 29, 2012

Micromem Begins Work On Product Development Contract With Major Automotive Company

Toronto, New York, June 29, 2012: Micromem Technologies Inc. (“Micromem”) (CNSX: MRM, OTCBB: MMTIF) through its wholly owned subsidiary, Micromem Applied Sensor Technologies Inc. (“MAST”), announces that on Monday June 25, 2012 work began on its executed product development agreement with a major automotive company, for a suite of nanotechnology based sensors aimed at improving the automobile owner’s real time visibility of engine oil analytical measurements.

MAST will deliver as part of this contract a proof of concept sensor package that will fit into a hollowed out oil pan plug, scavenge power inductively from the engine environment and communicate wirelessly to the auto maker’s control unit. Unlike traditional approaches to understanding how engine oil degrades with usage over time, involving prediction of when an auto owner should change the oil, or, use of viscosity and other single vector sensors that can be used to infer the quality of the oil, the MAST sensor provides analytical measurement in the oil stream in a similar manner as would be measured in a certified laboratory.

Steven Van Fleet, President of MAST, states “For the last three years we have been understanding how to deploy nanotechnology in a sensor platform to fully characterize how engine oil properties degrade with different driving habits, and how various contaminants, that make their way into the engine oil stream, impacts oil performance. We plan to integrate our validated technology that we are deploying in the crude oil production process, specifically our sensor platform that is capable of detecting the presence of a 4 nanometer magnetic particle at concentrations below 1 part per billion. By embedding a ‘lab on a chip’ inside an oil pan plug and at the same time eliminating both power and communication wiring, we are providing a very easily integrated solution platform to our client. We plan to team with the automotive manufacturer in providing more pertinent information to the auto driver and help educate them on how to make informed decisions as to oil changes and/or driving habits. An additional business differentiator, particularly for manufacturers of high performance engines, will be the ability to extend the time between oil changes, therefore lowering operating costs. Our product offering will take two form factors, the above mentioned nanotechnology platform in a oil pan plug, and, a slightly larger form factor for in line installation on larger power plants.”

Joseph Fuda, CEO of Micromem, states “We have requested and anticipate approval to release the client’s name. It is gratifying to be contracted by a company listed in the top 10 of the Fortune 100 American companies and ranked a top 20 of the Fortune 100 global companies. This calibre of client is just one of several in this league that has selected Micromem to deliver on sophisticated high performance technology.” Joseph Fuda further states that “On the results of our recent successes, I am confident that this will be another project that Micromem will accomplish.”

Micromem is confident the required specifications will be met, which at this time are subject to confidentiality to maintain competitive advantage. Micromem is scheduled to demonstrate the proof of concept over the next three months to be followed by ASIC chip manufacturing cycle to shrink the overall form factor.

The commercial arrangement between Micromem and our client is also subject to confidentiality and will not be disclosed at this time. However, once in routine production, the opportunities for Micromem are OEM sales wherein our product will be sold with a new vehicle sale. Secondly, plans are in the works to offer the product as a retrofit for late model vehicles. In addition, emerging market opportunity for this product will be vehicles exported to China, India and the like. Our product will provide much needed oil quality data in countries with questionable oil quality specifications, and this real time information will allow the automaker to make changes to their vehicle warranties.

About Micromem and MASTInc
MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC BB: MMTIF, CNSX: MRM) company. MASTInc responsibly analyzes the specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for healthcare/biomedical, natural resource exploration, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement
This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CNSX or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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